Filed Pursuant to Rule 433

Dated September 15, 2020

Registration No. 333-237669

Corporación Andina de Fomento

USD 750,000,000 of 1.625% Notes due 2025

Issuer:	Corporación Andina de Fomento

Ratings(1):	Moody’s: Aa3 (Stable) / S&P: A+ (Stable) / Fitch: A+ (Negative)

Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness

Transaction Type:	SEC Registered

Currency:	U.S. Dollars

Total Principal Amount:	USD 750,000,000

Offering Price:	99.742%

Gross Proceeds (excluding accrued interest):	USD 748,065,000

Trade Date:	September 15, 2020

Settlement:	September 23, 2020 (T+6)

Maturity:	September 23, 2025

Coupon:	1.625% per annum, payable semi-annually

Spread to Mid-Swap:	+135 bps

Mid-Swap Spread:	6 bps

Benchmark Instrument:	UST 0.250% due August 31, 2025

Benchmark Instrument Price/Yield:	99-29 / 0.269%

Spread to Benchmark Instrument:	+141 bps

Yield to Maturity:	1.679%

Interest Rate Payment Frequency:	Semi-annual

Interest Payment Dates:	March 23 and September 23, with first interest payment date on March 23, 2021

Interest Rate Basis:	30/360

Business Day Convention:	Modified Following, Unadjusted

Redemption Provisions:	Redeemable in whole, but not in part, for tax reasons

Sinking Fund Provisions:	No sinking fund provisions

Form:	Global note held by depositary or the depositary’s custodian

Denominations:	Denominations of USD 1,000.00 and integral multiples of USD 1,000.00 in excess thereof

Clearing:	DTC / Euroclear / Clearstream

Joint Book-Running Managers:	Citigroup Global Markets Limited Daiwa Capital Markets America Inc. Goldman Sachs International Nomura International plc

Names and Addresses of Representatives:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Daiwa Capital Markets America Inc.

Financial Square

32 Old Slip

New York, New York 10005

United States of America

Goldman Sachs International

Plumtree Court

25 Shoe Lane

London

EC4A 4AU

United Kingdom

Nomura International plc

1 Angel Lane

London EC4R 3AB

United Kingdom

Governing Law:	New York

Listing:	Application will be made to admit the notes to the official list of the Financial Conduct Authority and to the regulated market of the London Stock Exchange

CUSIP/ISIN:	CUSIP: 219868CD6 ISIN: US219868CD67

(1) These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by calling Citigroup Global Markets Limited at +44 (0) 20-7986-9000, Daiwa Capital Markets America Inc. at +1-212-612-7000, Goldman Sachs International at +44 (0) 20-7774-3904 or Nomura International plc at +44 (0) 20-7103-5652.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.